Exhibit 99.186

For Immediate Release	September 8, 2021

The Valens Company Achieves Access to GMP Manufacturing in Australia & Expands International Footprint to Asia-Pacific through Exclusive Partnership with Epsilon Healthcare

Partnership will bring first GMP manufactured products to be sold through Valens in both Australia and New Zealand

Access to Epsilon’s GMP facility in Australia to provide Valens with future access to global markets including Latin America, Europe, UK and Asia-Pacific

Kelowna, B.C., September 8, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced an exclusive partnership with Epsilon Healthcare Limited (ASX:EPN) (Epsilon), a diversified global healthcare and pharmaceuticals company, for access to Epsilon’s Good Manufacturing Practices (GMP) facility in Australia for manufacturing products, furthering its international expansion to GMP markets in Latin America, Europe, UK and the Asia-Pacific regions. Products will be distributed through Valens’ Australian Distribution Partner, Cannvalate PTY Ltd (“Cannvalate”), and will be the largest quantity of products provided to Cannvalate for distribution to date (collectively, the “Transaction”). The partnership is reflected in the terms of the Binding Heads of Agreement between the Epsilon, THC Pharma (the Epsilon’s wholly owned subsidiary, and owner of the Southport Facility), Valens, and Valens Australia Pty Ltd (Valens’ wholly owned subsidiary) (the “Agreement”).

With this partnership The Valens Company continues its “revenue first, capital efficient” strategy of expanding internationally. As part of the Agreement with Epsilon and Cannvalate, Valens will be provided with access to Epsilon’s GMP manufacturing capabilities at the Southport Facility (as defined below) located in Queensland, Australia, the largest cannabis manufacturing facility in the Southern Hemisphere, and the largest at domestic scale with complimentary Therapeutic Good Administration (TGA) and EU GMP capabilities. The partnership also marks the first GMP manufactured products to be sold through Valens in Australia, and provides Valens with the capability to deliver GMP-grade products to Latin America, Europe, UK and Asia-Pacific.

Key Transaction Details:

•	The Valens Company, a leading Canadian manufacturer of cannabis products, has entered into a long-term partnership with Epsilon, for exclusive access to the Epsilon’s GMP Manufacturing Facility in Southport, Queensland Australia (the “Southport Facility’)

•	Epsilon’s Southport Facility is the largest cannabis extraction facility in the Southern Hemisphere with TGA and EU GMP capability

•	Valens to fund all operational and capital expenditure of the Southport Facility in return for preferential access for up to 85 percent of the operational capacity of the Southport Facility over the next five years, with an option to extend this arrangement for an additional six years

•	Valens to provide operational and management consultancy at the Southport Facility to bring their industry-leading intellectual property, technology, and team to the Southport Facility to take advantage of Epsilon’s GMP Manufacturing capability

•	Marks first foray into EU GMP medicine production for Valens

•	The Agreement compliments its existing partnership with Cannvalate opening up GMP manufactured products to be sold through Cannvalate’s distribution network First products manufactured under strategic alliance expected to be delivered in the coming weeks

Epsilon’s wholly owned subsidiary, THC Pharma Pty Ltd (THC Pharma) operates a TGA and Office of Drug Control (ODC) licensed medicinal cannabis manufacturing facility with TGA and EU GMP capabilities in Southport, Queensland Australia. THC Pharma’s GMP Southport facility is a 10,000 square foot purpose-built botanicals extraction facility capable of extraction of raw plant material and downstream purification and isolation processing. The facility consists of its own QC lab and grade D cleanroom space for the manufacture of oral dose format products. Epsilon also owns a number of medicinal cannabis assets, including the Tetra Health clinic, and the Medimar Platform – an end-to-end ecommerce solution for nutraceuticals and cannabis. Epsilon also operates a turn-key cannabis cultivation solutions provider based in Vancouver, Canada.

“With this partnership we have fulfilled our promise to achieve GMP manufacturing in 2021 and we have gained access to international cannabis markets through the ‘Valens way,’ utilizing an asset-light approach that allows us to export to GMP markets globally. We are excited to work with the largest and most advanced cannabis manufacturing facility in the Southern Hemisphere to distribute GMP products, and look forward to advancing our product distribution capabilities through our continued partnership with Cannvalate. We believe this strategic partnership is an efficient use of capital towards accessing GMP quality products and accelerates our timeline to market dramatically,” said Tyler Robson, Chief Executive Officer and Chair of The Valens Company. “With the rapid unit volume growth coming out of our K2 facility that was built to GMP standards, we believe this agreement offers us the best of both worlds - access to GMP manufacturing without giving up on domestic revenue growth opportunities.”

Jarrod White, Chief Executive Officer of Epsilon noted, “This year alone, Valens has grown exponentially not only across provinces and territories in Canada, but in the US as well, which is an excellent platform for the growth we see forthcoming in the international Medicinal Cannabis market generally. Epsilon’s partnership with Valens as a leading manufacturer of cannabis products is complementary to our facility, being the largest TGA and EU GMP facility in the Southern Hemisphere. We are excited to be working with Valens during such a flourishing time in their corporate trajectory. Valens also shows a promising production throughput to scale up our GMP manufacturing capability. We look forward to furthering our partnership with Valens in the coming months as we accelerate the commercial production output from Epsilon’s wholly owned facility.”

Dr. Sud Agarwal, Chief Executive Officer of Cannvalate added, “Having worked closely with Valens for over a year, we have already noticed significant growth in their market share in the APAC market. Now, with access to a GMP facility via our partnership with Epsilon, we forecast a dramatic increase in demand both domestically and internationally. With New Zealand moving to a pureplay GMP market in October 2021 and the Australian Government indicating they will too in the very near future, we see this opportunity as building a significant competitive advantage for the Valens-Cannvalate partnership.”

This initial production run is the first milestone of Valens’ partnership with Epsilon. Valens anticipates that the partnership will see further expansion as it receives additional orders for GMP product globally.

Further details concerning the Transaction as set forth in Schedule 1 below.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About Epsilon Healthcare Limited

Epsilon Healthcare (ASX:EPN) is an ASX listed diversified global healthcare and pharmaceuticals company. EPN owns a number of medicinal cannabis assets including the largest GMP cannabis manufacturing facility in the Southern Hemisphere, the Tetra Health clinic, and the Medimar Platform. EPN’s manufacturing facility is a fully licensed and permitted Australian TGA and EU GMP bio-floral extraction facility with a range of approved GMP licensed products and formulations. EPN’s facility is capable of product development, manufacturing, and commercialization of cannabis consumer packaged goods in addition to the manufacture of products and formulations for use in clinical trials to a TGA and EU GMP standard. EPN additionally operates a turn-key cannabis cultivation solutions provider based in Vancouver, Canada.

About Cannvalate

Cannvalate is Australia’s largest business-to-business services company supporting both domestic and international Medicinal Cannabis companies fast track their growth into the Australian market. Their two key services include:

•	ACMA (Australian Cannabis Market Access) – Australia’s largest network of medicinal cannabis prescribing clinics, consisting of more than 2,400 referring physicians and 600 affiliated pharmacies spanning all states of Australia. Cannvalate prescriptions currently account for almost 50% of the Australian market, which is now the fastest growing pure-play medical market in the world.

•	Medicinal Cannabis Research Collaboration (MCRC) – The world’s only cannabis-specialised, Clinical Research Organisation (CRO) providing best-in-class, cost-effective, clinical and preclinical research. The MCRC provides end-to-end, novel cannabinoid drug discovery in conjunction with a talented, commercially-orientated, scientific team, capable of performing preclinical, phase 1, phase 2 and phase 3 trials.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Schedule 1

The material terms of the Binding Heads of Agreement between the Epsilon, THC Pharma (the Epsilon’s wholly owned subsidiary, and owner of the Southport Facility), Valens, and Valens Australia Pty Ltd (Valens’ wholly owned subsidiary) (Valens AU) are provided below:

1.	The Parties must use their best endeavours to execute the following documentation by 30 November 2021 to formalize the terms in the Binding Heads of Agreement:

a.	The Epsilon-Valens Management/Operational Consultancy (the “Operational Agreement”); and

b.	The Epsilon-Valens Export Supply Agreement (the “Export Supply Agreement”) (together, the “Definitive Agreements”).

2.	The conditions precedent for the execution of the Definitive Agreements are:

a.	Epsilon and THC Pharma being satisfied that their entry to the Definitive Agreements will not jeopardize any regulatory license or other authorization held by THC Pharma (including any license or authorization granted by the Therapeutic Goods Administration or the Office of Drug Control);

b.	Each of the Parties obtaining all required authorizations from any Government agency or regulatory body including, but not limited to, the Therapeutic Goods Administration and the Office of Drug Control.

3.	The material terms of the Operational Agreement are:

a.	Valens and/or Valens AU will provide management and operational consultancy services to THC Pharma in respect of its manufacture of medicinal cannabis and medicinal cannabis products for supply to the Australian and international markets, including a license to use Valens know-how and other intellectual property rights regarding the manufacture of medicinal cannabis products.

b.	During the term of the Operational Agreement, Valens will cover the cost of all THC Pharma’s operational and capital expenditure. In return for priority access to THC Pharma’s manufacturing output.

c.	Valens will leverage its preferred partnership with Cannvalate to sell GMP products manufactured in the Epsilon Southport Facility for sale in Australia or New Zealand.

d.	THC Pharma will pay Valens a management fee on all medicinal cannabis products manufactured by THC Pharma for Valens customers such that in effect THC Pharma retains a ‘royalty’ of 2.5% to 4% of sales revenue for all Valens customer products.

e.	THC Pharma will pay Valens a management fee on all medicinal products manufactured by THC Pharma for its own customers being the cost of production plus 25%, or such other amount the parties agree after good faith negotiations.

f.	Valens is required to use the Epsilon Southport Facility for all production of medicinal cannabis products for sale in Australian or New Zealand.

g.	The term of the agreement is for a minimum of five years, with an additional five year option, and a final 12 month option, each of which can be exercised at Valens’s discretion.

4.	The Operational Agreement may otherwise only be terminated in the event of a material increase in the monthly forecasted costs or annual costs of the facility over a continuous period, in the event of a failure to meet regulatory and statutory requirements, a breach of law or regulation, a change of control of THC Pharma, or failure to meet specified confidential performance criteria under the Agreement for two consecutive quarters. The material terms of the Export Supply Agreement are:

a.	Valens AU appoints THC Pharma as its contract manufacturer for the manufacture of medicinal cannabis products in Australia at the order of Valens AU for export from Australia by Valens AU to Valens customers.

b.	Valens AU will be the ‘sponsor’ of the product for Australian compliance purposes and will be responsible for all regulatory obligations as the sponsor of the products.

c.	The term of the agreement is for a minimum of five years, with an additional five year option, and a final 12 month option, each of which can be exercised at Valens’s discretion.

There can however be no assurance that the Definitive Agreement will be entered into.

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, , Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.